Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Fourth Quarter and Full Year 2022 Financial Results

Q4 net revenues decreased by 1.7% year-over-year

Q4 gross billings (non-GAAP) decreased by 23.3% year-over-year

Q4 net income reached RMB181.0 million

BEIJING, March 24, 2023 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the fourth quarter ended December 31, 2022.

Fourth Quarter 2022 Financial and Operational Snapshots

•	Net revenues were RMB578.6 million (US$83.9 million), representing a 1.7% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB370.8 million (US$53.8 million), representing a 23.3% decrease year-over-year.

•	Gross profit was RMB503.3 million (US$73.0 million), representing a 0.8% increase year-over-year.

•	Net income was RMB181.0 million (US$26.2 million), compared with net income of RMB150.8 million in the fourth quarter of 2021.

•	Net income margin, defined as net income as a percentage of net revenues, increased to 31.3% from 25.6% in the fourth quarter of 2021.

•	New student enrollments[1] were 161,348, representing a 48.2% increase year-over-year.

•	As of December 31, 2022, the Company’s deferred revenue balance was RMB1,690.9 million (US$245.2 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period,including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

Full Year 2022 Financial and Operational Snapshots

•	Net revenues were RMB2,323.1 million (US$336.8 million), compared with RMB2,507.8 million in 2021.

•	Gross billings (non-GAAP) were RMB1,496.7 million (US$217.0 million), compared with RMB1,970.0 million in 2021.

•	Gross profit was RMB1,975.0 million (US$286.3 million), compared with RMB2,131.6 million in 2021.

•	Net income was RMB643.0 million (US$93.2 million), compared with net income of RMB212.4 million in 2021.

•	Net income margin, defined as net income as a percentage of net revenues, increased to 27.7% from 8.5% in the year 2021.

•	New student enrollments were 534,280, compared with 434,228 in 2021.

“Thanks to unwavering execution of our balanced growth and profitability strategy, we concluded 2022 with sustained growth in both new student enrollments and our bottom line in the fourth quarter,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “We maintained our disciplined cost management practices and streamlined operations to boost our efficiency and profitability, driving our quarterly net income to RMB181.0 million in the fourth quarter and our full-year net income to RMB643.0 million, more than triple that of 2021.”

“During the quarter, we sharpened our strategic focus on diversifying our course content, enhancing our course and service quality, and improving student acquisition efficiency, leading to 48.2% year-over-year and 19.5% quarter-over-quarter increases in new student enrollments. Moreover, we further pursued the opportunities fueling the ongoing market demand for skill and interest courses by expanding our professional certification preparation, professional skills and interest programs, which yielded encouraging results. In addition to our continued product mix optimization, we have been prudently exploring new monetization opportunities to drive our future growth. As we progress into 2023, we remain committed to refining our products and services to fulfill a wider age group’s learning needs while amplifying our operational efficiency improvement efforts to support our long-term, sustainable growth,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, added, “Amid a persistently challenging macro environment, our net revenues came in at RMB578.6 million in the fourth quarter, representing a 1.7% year-over-year decrease but beating the high end of our guidance range by 7.1%. As we continued to execute cost reduction and efficiency optimization measures, we successfully brought our fourth quarter operating expenses down by 16.1% year-over-year, which contributed to enhanced profitability as reflected in our 20.0% year-over-year increase in net income. Our net income margin also expanded further to 31.3% in the fourth quarter from 25.6% in the same period of 2021 and 29.2% in the prior quarter. In 2023, we will continue to deepen our strategy balancing business growth and profitability as we strive to create incremental value for our stakeholders.”

Financial Results for the fourth quarter of 2022

Net Revenues

In the fourth quarter of 2022, net revenues decreased by 1.7% to RMB578.6 million (US$83.9 million) from RMB588.9 million in the fourth quarter of 2021. The decrease was mainly driven by the decline in gross billings over the recent quarters.

Cost of Revenues

Cost of revenues decreased by 15.8% to RMB75.3 million (US$10.9 million) in the fourth quarter of 2022 from RMB89.4 million in the fourth quarter of 2021. The decrease was primarily due to declined compensation expenses related to headcount reduction of our cost of revenues personnel, including teachers and mentors.

Gross Profit

Gross profit increased by 0.8% to RMB503.3 million (US$73.0 million) in the fourth quarter of 2022 from RMB499.5 million in the fourth quarter of 2021.

Operating Expenses

In the fourth quarter of 2022, operating expenses were RMB336.0 million (US$48.7 million), representing a 16.1% decrease from RMB400.5 million in the fourth quarter of 2021.

Sales and marketing expenses decreased by 19.7% to RMB272.5 million (US$39.5 million) in the fourth quarter of 2022 from RMB339.4 million in the fourth quarter of 2021. The decrease was mainly due to: (i) lower spending on branding and marketing activities; (ii) declined compensation expenses related to headcount reduction of our sales and marketing personnel and (iii) declined rental expenses due to the early termination of certain lease contracts.

General and administrative expenses increased by 11.1% to RMB56.1 million (US$8.1 million) in the fourth quarter of 2022 from RMB50.5 million in the fourth quarter of 2021. The increase was mainly due to the increase in professional service fees.

Product development expenses decreased by 30.8% to RMB7.4 million (US$1.1 million) in the fourth quarter of 2022 from RMB10.7 million in the fourth quarter of 2021. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Other Income/Other Expense

Other income was RMB4.9 million (US$0.7 million) in the fourth quarter of 2022, compared with other expense of RMB3.1 million in the fourth quarter of 2021.

Net Income

Net income for the fourth quarter of 2022 was RMB181.0 million (US$26.2 million), compared with RMB150.8 million in the fourth quarter of 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB26.03 (US$3.77) in the fourth quarter of 2022.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2022, the Company had RMB757.4 million (US$109.8 million) of cash, cash equivalents and restricted cash and RMB70.5 million (US$10.2 million) of short-term investments, compared with RMB676.7 million of cash, cash equivalents and restricted cash and RMB184.2 million of short-term investments as of December 31, 2021.

Deferred Revenue

As of December 31, 2022, the Company had a deferred revenue balance of RMB1,690.9 million (US$245.2 million), compared with RMB2,348.2 million as of December 31, 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB0.7 million (US$0.1 million) in the fourth quarter of 2022, compared with RMB5.2 million in the fourth quarter of 2021.

Financial Results for the Year 2022

Net Revenues

In 2022, net revenues decreased by 7.4% to RMB2,323.1 million (US$336.8 million) from RMB2,507.8 million in the year of 2021.

Cost of Revenues

Cost of revenues decreased by 7.5% to RMB348.2 million (US$50.5 million) in the year of 2022 from RMB376.2 million in the year of 2021.

Gross Profit

Gross profit decreased by 7.4% to RMB1,975.0 million (US$286.3 million) from RMB2,131.6 million in 2021.

Operating Expenses

In the year of 2022, operating expenses were RMB1,358.0 million (US$196.9 million), representing a 32.7% decrease from RMB2,017.4 million in 2021.

Sales and marketing expenses decreased by 35.4% to RMB1,129.5 million (US$163.8 million) in 2022 from RMB1,748.4 million in 2021. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to headcount reduction of our sales and marketing personnel.

General and administrative expenses decreased by 10.6% to RMB185.7 million (US$26.9 million) in 2022 from RMB207.6 million in 2021. The decrease was mainly due to a decrease in compensation expenses related to headcount reduction of our general and administrative personnel.

Product development expenses decreased by 30.2% to RMB42.8 million (US$6.2 million) in 2022 from RMB61.3 million in 2021. The decrease was primarily due to declined compensation expenses related to headcount reduction of our product development personnel.

Other Income

Other income for 2022 was RMB24.5 million (US$3.6 million), compared with RMB39.2 million in 2021. The decrease was primarily because value-added tax exemption offered by the relevant tax authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for 2022 was RMB643.0 million (US$93.2 million), compared with net income of RMB212.4 million in 2021.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB94.14 (US$13.65) in 2022, compared with RMB32.56 in 2021.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support the Company's operations. Capital expenditures were RMB3.2 million (US$0.5 million) in 2022, compared with RMB16.5 million in 2021.

Outlook

For the first quarter of 2023, Sunlands currently expects net revenues to be between RMB530 million to RMB550 million, which would represent a decrease of 10.3% to 13.6% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on March 24, 2023, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until March 24, 2023, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	3501228

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expense, non-GAAP loss/income from operations and Non-GAAP net loss/income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses/benefit. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss/income exclude share-based compensation expenses, and basic and diluted net loss/income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	626,715	753,642	109,268
Restricted cash	50,008	3,762	545
Short-term investments	184,159	70,542	10,228
Prepaid expenses and other current assets	176,349	98,272	14,248
Deferred costs, current	89,353	42,886	6,218
Total current assets	1,126,584	969,104	140,507
Non-current assets
Property and equipment, net	857,648	813,783	117,987
Intangible assets, net	2,761	1,509	219
Right-of-use assets	362,335	274,643	39,819
Deferred costs, non-current	109,020	78,839	11,431
Long-term investments	54,844	73,513	10,658
Deferred tax assets	39,265	26,799	3,885
Other non-current assets	40,163	37,880	5,492
Total non-current assets	1,466,036	1,306,966	189,491
TOTAL ASSETS	2,592,620	2,276,070	329,998

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB197,467 and RMB191,172 as of December 31, 2021 and 2022, respectively)	586,043	436,339	63,263
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB295,958 and RMB374,208 as of December 31, 2021 and 2022, respectively)	1,266,948	986,086	142,969
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB8,366 and RMB17,065 as of December 31, 2021 and 2022, respectively)	14,310	17,065	2,474
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2021 and 2022, respectively)	38,654	38,654	5,604
Total current liabilities	1,905,955	1,478,144	214,310

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB257,071 and RMB251,080 as of December 31, 2021 and 2022, respectively)	1,081,231	704,860	102,195
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB318,598 and RMB316,844 as of December 31, 2021 and 2022, respectively)	404,133	316,844	45,938
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB2,312 and RMB1,122 as of December 31, 2021 and 2022, respectively)	21,782	5,984	868
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Sunlands Technology Group of RMB963 and RMB1,063 as of December 31, 2021 and 2022, respectively)	11,698	6,770	982
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2021 and 2022, respectively)	181,973	143,319	20,779
Total non-current liabilities	1,700,817	1,177,777	170,762
TOTAL LIABILITIES	3,606,772	2,655,921	385,072

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,085,939 and 2,982,516 shares issued as of December 31, 2021 and December 31, 2022, respectively; 1,839,553 and 2,618,698 shares outstanding as of December 31, 2021 and 2022, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,002,930 and 3,481,353 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(3,456,073)	(2,812,114)	(407,718)
Additional paid-in capital	2,364,313	2,309,740	334,881
Accumulated other comprehensive income	82,532	127,885	18,541
Total Sunlands Technology Group shareholders’ deficit	(1,009,226)	(374,487)	(54,296)
Non-controlling interest	(4,926)	(5,364)	(778)
TOTAL SHAREHOLDERS’ DEFICIT	(1,014,152)	(379,851)	(55,074)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	2,592,620	2,276,070	329,998

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2021	2022
	RMB	RMB	US$
Net revenues	588,883	578,588	83,887
Cost of revenues	(89,378)	(75,291)	(10,916)
Gross profit	499,505	503,297	72,971

Operating expenses
Sales and marketing expenses	(339,368)	(272,477)	(39,505)
Product development expenses	(10,656)	(7,369)	(1,068)
General and administrative expenses	(50,499)	(56,129)	(8,138)
Total operating expenses	(400,523)	(335,975)	(48,711)
Income from operations	98,982	167,322	24,260
Interest income	3,018	7,040	1,021
Interest expense	(2,900)	(2,295)	(333)
Other (expense)/income, net	(3,145)	4,860	705
Impairment loss on long-term investments	(5,000)	-	-
Gain/(loss) on disposal of subsidiaries	43,967	(319)	(46)
Income before income tax benefit/(expense) and (loss)/income from equity method investments	134,922	176,608	25,607
Income tax benefit/(expense)	20,581	(3,424)	(496)
(Loss)/income from equity method investments	(4,731)	7,770	1,127
Net income	150,772	180,954	26,238

Less: Net (loss)/income attributable to non-controlling interest	(3,104)	330	48
Net income attributable to Sunlands Technology Group	153,876	180,624	26,190
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	22.89	26.03	3.77
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,722,670	6,939,213	6,939,213

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

	For the Three Months Ended December 31,
	2021	2022
	RMB	RMB	US$
Net income	150,772	180,954	26,238
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(6,117)	(15,938)	(2,311)
Total comprehensive income	144,655	165,016	23,927
Less: comprehensive (loss)/income attributable to non-controlling interest	(3,104)	330	48
Comprehensive income attributable to Sunlands Technology Group	147,759	164,686	23,879

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2021	2022
	RMB	RMB
Net revenues	588,883	578,588
Less: other revenues	(21,236)	(39,344)
Add: tax and surcharges	58,093	10,823
Add: ending deferred revenue	2,348,179	1,690,946
Add: deferred revenue in connection with disposal of subsidiaries	29,572	259
Add: ending refund liability	243,236	133,066
Less: beginning deferred revenue	(2,540,886)	(1,798,558)
Less: beginning refund liability	(222,266)	(204,961)
Gross billings (non-GAAP)	483,575	370,819

Net income	150,772	180,954
Add: income tax (benefit)/expense	(20,581)	3,424
depreciation and amortization	9,651	18,584
interest expense	2,900	2,295
Less: interest income	(3,018)	(7,040)
EBITDA (non-GAAP)	139,724	198,217

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2021	2022
	RMB	RMB
Cost of revenues	(89,378)	(75,291)
Less: Share-based compensation expenses in cost of revenues	(56)	-
Non-GAAP cost of revenues	(89,322)	(75,291)

Sales and marketing expenses	(339,368)	(272,477)
Less: Share-based compensation expenses in sales and marketing expenses	(58)	-
Non-GAAP sales and marketing expenses	(339,310)	(272,477)

General and administrative expenses	(50,499)	(56,129)
Less: Share-based compensation expenses in general and administrative expenses	(357)	-
Non-GAAP general and administrative expenses	(50,142)	(56,129)

Operating costs and expense	(489,901)	(411,266)
Less: Share-based compensation expenses	(471)	-
Non-GAAP operating costs and expense	(489,430)	(411,266)

Income from operations	98,982	167,322
Less: Share-based compensation expenses	(471)	-
Non-GAAP income from operations	99,453	167,322

Net income attributable to Sunlands Technology Group	153,876	180,624
Less: Share-based compensation expenses	(471)	-
Non-GAAP net income attributable to Sunlands Technology Group	154,347	180,624

Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	22.89	26.03
Non-GAAP net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	22.96	26.03

Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,722,670	6,939,213
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,722,670	6,939,213

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022
	RMB	RMB	US$
Net revenues	2,507,817	2,323,101	336,818
Cost of revenues	(376,189)	(348,150)	(50,477)
Gross profit	2,131,628	1,974,951	286,341

Operating expenses
Sales and marketing expenses	(1,748,436)	(1,129,508)	(163,763)
Product development expenses	(61,325)	(42,834)	(6,210)
General and administrative expenses	(207,602)	(185,667)	(26,919)
Total operating expenses	(2,017,363)	(1,358,009)	(196,892)
Income from operations	114,265	616,942	89,449
Interest income	16,175	16,248	2,356
Interest expense	(10,929)	(10,059)	(1,458)
Other income, net	39,156	24,527	3,556
Impairment loss on long-term investments	(5,000)	(500)	(72)
Gain on disposal of subsidiaries	43,967	1,390	202
Income before income tax benefit	197,634	648,548	94,033
Income tax benefit/(expense)	19,618	(11,992)	(1,739)
(Loss)/gain from equity method investments	(4,886)	6,453	936
Net income	212,366	643,009	93,230

Less: Net loss attributable to non-controlling interest	(6,690)	(950)	(138)
Net income attributable to Sunlands Technology Group	219,056	643,959	93,368
Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	32.56	94.14	13.65
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,727,552	6,840,079	6,840,079

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

	For the Years Ended December 31,
	2021	2022
	RMB	RMB	US$
Net income	212,366	643,009	93,230
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(13,958)	45,353	6,576
Total comprehensive income	198,408	688,362	99,806
Less: comprehensive loss attributable to non-controlling interest	(6,690)	(950)	(138)
Comprehensive income attributable to Sunlands Technology Group	205,098	689,312	99,944

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2021	2022
	RMB	RMB
Net revenues	2,507,817	2,323,101
Less: other revenues	(79,444)	(125,864)
Add: tax and surcharges	177,966	66,638
Add: ending deferred revenue	2,348,179	1,690,946
Add: deferred revenue in connection with disposal of subsidiaries	29,572	259
Add: ending refund liability	243,236	133,066
Less: beginning deferred revenue	(3,024,443)	(2,348,179)
Less: beginning refund liability	(232,859)	(243,236)
Gross billings (non-GAAP)	1,970,024	1,496,731

Net income	212,366	643,009
Add: income tax (benefit)/expense	(19,618)	11,992
depreciation and amortization	37,916	46,684
interest expense	10,929	10,059
Less: interest income	(16,175)	(16,248)
EBITDA (non-GAAP)	225,418	695,496

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2021	2022
	RMB	RMB
Cost of revenues	(376,189)	(348,150)
Less: Share-based compensation expenses in cost of revenues	(101)	(33)
Non-GAAP cost of revenues	(376,088)	(348,117)

Sales and marketing expenses	(1,748,436)	(1,129,508)
Less: Share-based compensation expenses in sales and marketing expenses	14	(4,166)
Non-GAAP sales and marketing expenses	(1,748,450)	(1,125,342)

General and administrative expenses	(207,602)	(185,667)
Less: Share-based compensation expenses in general and administrative expenses	(681)	(2,982)
Non-GAAP general and administrative expenses	(206,921)	(182,685)

Operating costs and expense	(2,393,552)	(1,706,159)
Less: Share-based compensation expenses	(768)	(7,181)
Non-GAAP operating costs and expense	(2,392,784)	(1,698,978)

Income from operations	114,265	616,942
Less: Share-based compensation expenses	(768)	(7,181)
Non-GAAP income from operations	115,033	624,123

Net income attributable to Sunlands Technology Group	219,056	643,959
Less: Share-based compensation expenses	(768)	(7,181)
Non-GAAP net income attributable to Sunlands Technology Group	219,824	651,140

Net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	32.56	94.14
Non-GAAP net income per share attributable to ordinary shareholders of Sunlands Technology Group:
Basic and diluted	32.68	95.19
Weighted average shares used in calculating net income per ordinary share:
Basic and diluted	6,727,552	6,840,079
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,727,552	6,840,079